Exhibit 99.1

(English Translation)

AGREEMENT FOR LOGISTICS SERVICES

This Agreement for Logistics Services (this “Agreement”) is dated January 1, 2010, and is entered into by and between Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Party A”), and Zhejiang Yingte Logistics Co., Ltd. (“Party B”). Party A and Party B are referred to collectively in this Agreement as the “Parties.”

The Parties desire that Party B provide logistics services and other relevant services to Party A. To clarify the duties and responsibilities of each party, the Parties agree as follows:

1.	RETENTION AND SCOPE OF SERVICES

Party A hereby agrees to retain the services of Party B, and Party B accepts such appointment, to provide to Party A logistics and other related services (the “Services”) pursuant to the terms and conditions of this Agreement.

2.	TERM OF AGREEMENT

The terms and conditions of this Agreement shall take effect for a period of one year from January 1, 2010 to December 31, 2010.

3.	DUTIES OF THE PARTIES

3.1	Duties of Party A

3.1.1	Party A guarantees that the pharmaceutical goods and the sources of supplied goods related to the Services are legal.

3.1.2	Party A guarantees that Party A’s drug stores related to the Services meet the requirements of laws and regulations on pharmaceutical administration.

3.1.3	Party A shall provide Party B with licenses and certificates as necessary to verify the legitimacy of Party A’s operation. The Parties shall further enter into a Quality Control Agreement.

3.1.4
Party A shall provide detailed information of delivered goods to Party B before delivery, including name of the supplier, delivery address and contact information. Party A shall provide a letter of permit for Party B’s employees to take delivery from the supplier and keep a copy for Party A’s record. The letter of permit must indicate the names and ID numbers of Party B’s employees. Party A shall provide Party B via Internet a copy of the order that contains the product name, specification, quantity, location of production and price of the delivered goods.

3.1.5
Party A shall give Party B in advance or make notes of on invoice or delivery order any special handling instruction on inspection, storage and transportation for freezing or fragile goods. Party B shall inspect and deliver the goods based on the handling instructions.

3.1.6	Party A shall timely dispose of unqualified goods and goods that will expire shortly pursuant to the Quality Control Agreement.

3.2	Duties of Party B

3.2.1
Party B shall perform the Services in accordance with the Good Supply Practice (“GSP”). Party B shall start the inspection and delivery upon receipt of Party A’s notice. Party B shall guarantee the goods be delivered safely and maintained in good condition.

3.2.2	Party B shall make prompt and safe “door to door” deliveries to designated drugstores according to Party A’s notices via Internet, subject to the following frequency requirements:

(a)	Two deliveries to drugstores located within the city of Hangzhou every day, except on Sunday.

(b)	One delivery to drugstores located in counties of Fu Yang, Chun An, Tong Lu, Jian De, Lin An and other regions outside the city of Hangzhou every day, except on Sunday.

(c)	No more than two expedite deliveries every week to drugstores located within the city of Hangzhou; otherwise Party B may charge RMB 50 for each delivery.

(d)
Delivery will also be made to drugstores located within the city of Hangzhou on holidays other than the Chinese New Year Holidays. Deliveries to drugstores located in counties and other regions outside the city of Hangzhou on holidays shall be determined upon specific consultation of the Parties.

(e)	Party B shall be ready to take delivery at any time.

3.2.3
Party B shall inquire for goods within the scope of the Services and inform Party A of the result of the inquiry. Party B shall collect the original of signed documents for each delivery and submit to Party A’s Financial Department on a monthly basis.

3.2.4	Party B shall accept rejected goods only upon being represented a Return Note. Party B shall store the returned goods in conformity with the requirements of GSP.

3.2.5
If a delivery contains more than one type of goods, Party A shall inspect and accept each type of goods separately. Party B shall be responsible for any damage found in Party A’s inspection. Each drugstore shall appoint an inspector to inspect and accept the goods delivered by Party B and provide Party B with a name list and signature samples of the inspectors.

3.2.6	Drugstores shall report to Party A’s main office any request of expedite delivery. The main office shall notify Party B and make arrangement to take delivery at the location of Party B.

3.2.7	Party B shall comply with the Quality Control Agreement and the GSP in terms of inspection, storage and maintenance of goods.

3.2.8	Party B shall only be responsible for quality issues occurred in the process of taking delivery, inspection and transportation.

3.3	Charges to be Determined

After the fuel tax is effective, the fuel surcharge shall be determined upon further consultation of the Parties.

4.	RATES AND PAYMENT

4.1	Rates

Party A shall pay Party B a fee of 1% of the purchase price of the delivered goods (“Fee”) (this fee includes expenses and charges for storage, equipment, facilities, employee salary, daily operating activities and transportation). If the aggregated purchase price of the goods delivered in one year is less than RMB 290 million, Party A shall still pay a fee of 1% of RMB 290 million.

4.2	Payment

The Fee shall be calculated from January 1, 2010. Party A shall pay for the first quarter an amount of 1/4 x 1% x RMB 290 million.  Starting from the 4th month of 2010, payment shall be made each month based on the actual amount of the purchase price of delivered goods.

5.	LIABILITIES FOR BREACH OF AGREEMENT

5.1	Liabilities of Party A

5.1.1	Party B may stop its performance of the Agreement if the goods to be delivered fail to meet the requirements of the laws and regulations.

5.1.2	Party A shall respond to Party B’s question and request for instruction within the stipulated time limit and shall be liable for any damage caused by late response.

5.2	Liabilities of Party B

5.2.1
Party B shall store the goods in conformity with the GSP. Party B shall be liable for damages if the goods are damaged or lost, or fail to pass the GSP inspection due to improper care of Party B. If Party A gives packaged goods to Party B for storage, Party B shall not be liable for any loss or damaged cause by the defect of inner packaging. Party B shall be liable for any loss or damage found after Party B’s inspection except for missing the original packaging in a whole box, unless Party B can prove that the original packaging is missing in a whole box.

5.2.2
The Parties shall further enter into a Confidentiality Agreement to protect the confidentiality of product information. Party B shall not disclose any confidential information without Party A’s consent.

5.2.3
Party B shall not dispute with Party A’s customer during delivery and shall submit any dispute to the Customer Service of Party A. Party B shall apologize to Party A’s customer if Party B’s employee violates the Code of Services of the company and shall be liable for any damage caused to Party A’s customer.

5.3	Other Liabilities

5.3.1	Database

Party B can use the Zhong Bao System in the prior period, but shall complete the system integration within the time period as required in the report submitted to the Administration of Food and Drug.

5.3.2	Penalties

(1)	Party B is subject to a fine of double amount of error if the error is valued more than 0.5/1000 of the value of delivered goods in a month.

(2)	Party A’s drugstores shall report any error within half a day; otherwise the error shall be excused.

(3)	If Party A misstates the amount of error and Party B is able to prove Party A’s misstatement, Party A is subject to a fine of ten times of the misstated amount.

5.3.3	Circulating Boxes

Party B shall provide circulating boxes for delivery. Party A shall be liable for any damage of the circulating boxes and shall return these boxes in clean and good condition within two business days. Party B may reject any unclean boxes and report to Party A’s office. Any report of improper use or of circulating boxes is entitled to an award of 50 RMB and the manager of reported store is subject to a fine of 100 RMB. Party A is entitled to the cartons carrying the delivered goods. In case of any damage of the goods, the Parties shall resolve with the supplier. If the no resolution can be reached, Party B shall pay the damage based on the purchase price of the goods.

5.3.4	Personnel

Party B shall hire its own staff to work in the warehouse but may use the personnel of Party A’s Distribution Center. When necessary, Party A may send employees to work at Party B’s location at the expense of Party A.

5.3.5	Confidentiality

The Parties shall further enter into a Confidential Agreement to protect the confidentiality of product information such as price, quantity of purchased goods, suppliers, amount of distribution and quality.

5.3.6	Quality Control

Party B shall conduct quality control pursuant to the requirements of GSP. Party A may send employees to assist Party B with quality control on a regular or irregular basis.

(1)	Party B shall comply with laws and regulations and terms and conditions under the Quality Control Agreement.

(2)	Party B shall, without condition, cooperate with Party A in resolving all quality issues.

(3)	Party B shall comply with the terms and conditions under the Quality Control Agreement in terms of inspection, maintenance, storage, distribution, and rejection and handling of unqualified goods.

(4)
Party B shall report to Party A on a monthly basis any rejected goods or quality issues. Party A shall respond to such report promptly and give a final handling instruction for the rejected or unqualified goods within seven business days and shall be liable for any damage caused by late response. Party B shall be liable for unqualified goods caused by Party B’s improper inspection or delivery; Party A shall be liable for unqualified goods caused by reasons other than Party B’s improper handling.

(5)
Party B shall collect and keep all the original documents of quality control in accordance with requirements of GSP, including the record of delivery, storage, rejection, acceptance, maintenance and distribution, factory inspection reports, certificates, registration of imported drugs and inspection reports, and records of returned and unqualified goods.

5.3.7	Management of Goods

(1)	Party B shall be liable for damages caused by its failure to report any expiring or unsalable goods.

(2)	The Parties shall further enter into agreement regarding liabilities with respect of on-time delivery, undelivered goods and inventory control.

(3)
Party B shall be liable for loss and damage of goods in storage unless Party B has conclusive evidence that the original package has never been removed and such loss and damage occurred before storage.

(4)	Party B shall assist Party A with distribution of goods among stores.

5.3.8	Miscellaneous

(1)	Party B shall be response for storing, maintaining and distributing Party A’s packaging materials, large size office supplies and product samples.

(2)	Party B shall distribute samples based on Party A’s confirmation note.

(3)	Party A shall confirm Party B’s entry and billing sheets with suppliers when making payment to suppliers.

(4)	Party B may use Party A’s warehouse facilities with the consent of Party A.

(5)	Party A may call back its personnel at the termination of this Agreement.

6.	Upon the execution of this Agreement, Party B shall become the logistics service provider of Party A and the Parties shall form long term cooperative relationship.

7.	Any dispute or unsettled matter shall be resolved through consultation between both Parties in good faith. If no resolution can be reached, the Parties shall submit the dispute to binding arbitration.

8.	This Agreement is executed into four (4) duplicate originals. Each Party holds two (2) duplicate originals, and all originals shall be equally effective.

PARTY A:	Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd.

Legal/Authorized Representative: (signature and stamp)

Date: January 1, 2010

PARTY B:	Zhejiang Yingte Logistics Co., Ltd.

Legal/Authorized Representative: (signature and stamp)

Date: January 1, 2010